Exhibit 99.4

VOTING AND SHAREHOLDER AGREEMENT

May 26, 2022

Middlefield Banc Corp.
15985 East High Street
Middlefield, Ohio 44062-35

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting and Shareholder Agreement”), Middlefield Banc Corp. (“Middlefield”), MBCN Merger Subsidiary, LLC (“Merger Sub”), and Liberty Bancshares, Inc. (“Liberty”), are entering into an Agreement and Plan of Merger dated the date of this Voting and Shareholder Agreement (the “Merger Agreement”), whereby Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, and stockholders of Liberty will receive shares of Middlefield common stock on terms stated in the Merger Agreement, subject to closing of the Merger. All defined terms used but not defined in this Voting and Shareholder Agreement have the meanings given in the Merger Agreement.

A condition to Middlefield’s obligations under the Merger Agreement is that Castle Creek Capital Partners VI, LP (“Castle Creek”) execute and deliver this Voting and Shareholder Agreement to Middlefield.

Intending to be legally bound, Middlefield and Castle Creek irrevocably agree and represent as follows:

(a)            As of the date of this Voting and Shareholder Agreement Castle Creek has, and subject to clause (g) below at all times during the term of this Voting and Shareholder Agreement Castle Creek will have, beneficial ownership of, and good and valid title to, 75,700 shares of Liberty voting common stock, par value $1.25 per share. All of Castle Creek’s shares of Liberty voting common stock are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of the securities). None of Castle Creek’s shares of Liberty voting common stock are subject to a voting trust or other agreement or arrangement regarding voting rights of the securities. For purposes of this Voting and Shareholder Agreement, beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(b)            Except for the shares of Liberty voting common stock or rights to acquire Liberty voting common stock stated in paragraph (a), as of the date of this Voting and Shareholder Agreement Castle Creek does not beneficially own any (x) voting securities of Liberty, (y) securities of Liberty convertible into or exchangeable for shares of voting securities of Liberty except for non-voting common stock of Liberty, or (z) options or other rights to acquire from Liberty any voting securities, or securities convertible into or exchangeable for any voting securities of Liberty. The shares of Liberty voting common stock identified in paragraph (a), together with all shares of Liberty voting common stock Castle Creek acquires during the term of this Voting and Shareholder Agreement, including through exercise of rights, are subject to the terms of this Voting and Shareholder Agreement.

(c)            At the Liberty Stockholder Meeting at which the Merger Agreement and the Merger will be voted upon, and on every action or approval by written consent of stock of Liberty, Castle Creek will vote or cause to be voted all shares over which Castle Creek has voting power to be voted in favor of approval and adoption of the Merger Agreement, the Merger, and other transactions under the Merger Agreement and in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, and other transactions under the Merger Agreement.

(d)            During the term of this Voting and Shareholder Agreement Castle Creek will not offer, sell, transfer, pledge, encumber, or otherwise dispose of any of Castle Creek’s shares of Liberty voting common stock, and Castle Creek will not permit the offer, sale, transfer, pledge, encumbrance, or other disposition of any of Castle Creek’s shares of Liberty voting common stock, except as may be permitted by paragraph (g).

(e)            Castle Creek agree that Liberty is not bound by any attempted sale of any of Castle Creek’s shares of Liberty voting common stock or rights to acquire Liberty voting common stock, and Liberty’s transfer agent will receive appropriate stop transfer orders and is not required to register any such attempted sale of Castle Creek’s shares of Liberty voting common stock, unless the sale is effected in compliance with this Voting and Shareholder Agreement.

(f)            Castle Creek has the legal capacity to enter into this Voting and Shareholder Agreement. Castle Creek has duly and validly executed and delivered this Voting and Shareholder Agreement. This Voting and Shareholder Agreement is a valid and binding obligation enforceable against Castle Creek in accordance with its terms, subject to bankruptcy, insolvency, and other laws affecting creditors’ rights and general equitable principles.

(g)            Castle Creek may offer, sell, transfer, pledge, encumber, or otherwise dispose of Castle Creek’s shares of Liberty voting common stock to any person or entity but to do so Castle Creek must first cause the person to whom Castle Creek sells, transfers, pledges, encumbers, or otherwise disposes the securities to execute and deliver to Middlefield an agreement to be bound by the terms of this Voting and Shareholder Agreement. A sale, transfer, pledge, encumbrance, or other disposition by Castle Creek of Castle Creek’s shares of Liberty voting common stock not preceded by an executed Voting and Shareholder Agreement required by this paragraph (g) and delivered to Middlefield is not valid or effective and will not be honored.

Castle Creek is signing this Voting and Shareholder Agreement solely in Castle Creek’s capacity as a stockholder of Liberty. Castle Creek is not signing this Voting and Shareholder Agreement in any other capacity, such as a director or officer of Liberty or as a fiduciary of any trusts in which Castle Creek is not a beneficiary. Castle Creek makes no agreement in this Voting and Shareholder Agreement in any capacity other than in Castle Creek’s capacity as a beneficial owner of Liberty voting common stock. Nothing in this Voting and Shareholder Agreement limits or affects any action or inaction by Castle Creek or any of Castle Creek’s representatives, as applicable, as a director of Liberty or affects Castle Creek’s rights to exercise Castle Creek’s fiduciary duties pursuant to Section 6.10 of the Merger Agreement.

This Voting and Shareholder Agreement (other than the following paragraphs, which shall survive the Closing if and to the extent the Closing occurs) terminates and is of no further force and effect on the earliest to occur of (a) the favorable vote of Liberty stockholders for approval and adoption of the Merger Agreement and the Merger, (b) the Effective Time, (c) Middlefield and Castle Creek enter into a written agreement to terminate this Voting and Shareholder Agreement, (d) any termination of the Merger Agreement in accordance with its terms, (e) any amendment, modification or waiver to the Merger Agreement that is material and adverse to Castle Creek (including any decrease to the consideration set forth in the Merger Agreement), and (d) May 31, 2023, except that termination is without prejudice to Middlefield’s rights if termination is a result of Castle Creek’s willful breach of any covenant or representation in this Voting and Shareholder Agreement.

Following the Closing, upon the written request of Castle Creek, Middlefield will promptly cause any individual designated by Castle Creek (the “Board Representative”) that is reasonably acceptable to Middlefield to be elected or appointed to the board of directors of Middlefield (the “Board”) or Middlefield Bank (the “Bank Board”), subject to satisfaction of all legal and regulatory requirements regarding service and election or appointment as a director of Middlefield and/or Middlefield Bank (as applicable). Middlefield’s appointment of Spencer T. Cohn to the Board pursuant to Section 7.14 of the Merger Agreement shall satisfy the requirement under this paragraph that Castle Creek have a Board Representative on the Board. At Middlefield’s then next annual meeting, Middlefield will use reasonable best efforts to cause the election of the Board Representative to the Board (including, without limitation, by recommending to its shareholders the election of the Board Representative), subject to satisfaction of all legal and regulatory requirements regarding service and election or appointment as a director of Middlefield; provided that Castle Creek’s right to designate the Board Representative will continue only so long as Castle Creek, together with its Affiliates, in the aggregate owns at least four point nine percent (4.9%) of the Middlefield common stock then outstanding (the “Minimum Ownership Interest”). So long as Castle Creek, together with its Affiliates, has a Minimum Ownership Interest, Middlefield will recommend to its shareholders the election of the Board Representative to the Board at Middlefield’s annual meeting of shareholders, subject to satisfaction of all legal requirements regarding service and election or appointment as a director of Middlefield. If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further rights under this paragraph and the following paragraph and, at the written request of the Board, shall use commercially reasonable efforts to cause the Board Representative to resign from the Board and the Bank Board as promptly as possible thereafter.

Subject to applicable Law and the preceding paragraph, the Board Representative shall be one of Middlefield’s nominees to serve on the Board. Middlefield shall use its reasonable best efforts to have the Board Representative elected as a director of Middlefield by the shareholders of Middlefield, and Middlefield shall solicit proxies for the Board Representative to the same extent as it does for any of its other Middlefield nominees to the Board. Middlefield shall ensure that the Board and the Bank Board shall each have at least four (4) members for so long as Castle Creek shall have the right to appoint a Board Representative.

Subject to applicable Law and the preceding two paragraphs, upon the death, resignation, retirement, disqualification, or removal from office as a member of the Board or the Bank Board of the Board Representative, Castle Creek shall have the right to designate a replacement for the Board Representative that is reasonably acceptable to Middlefield. The Board and the Bank Board shall use their reasonable best efforts to take all action required to fill the vacancy resulting therefrom with such person (including such person, subject to applicable Law and the preceding two paragraphs, being one of Middlefield’s nominees to serve on the Board and the Bank Board), using reasonable best efforts to have such person elected as director of Middlefield by the shareholders of Middlefield and Middlefield soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board, as the case may be.

Middlefield hereby agrees that, from and after the Closing, for so long as Castle Creek and its Affiliates in the aggregate have a Minimum Ownership Interest, and do not have a Board Representative currently serving on the Board and the Bank Board (or have a Board Representative whose appointment is subject to receipt of regulatory approvals), and subject to satisfaction of all legal and regulatory requirements, Middlefield shall invite a person designated by Castle Creek (the “Observer”) to attend meetings of the Board or the Bank Board, as applicable, in a nonvoting, nonparticipating observer capacity. The Observer shall not have any right to vote on any matter presented to the Board, the Bank Board or any committee thereof. Middlefield shall give the Observer written notice of each meeting of the Board or the Bank Board at the same time and in the same manner as the members of the Board or,the Bank Board, shall provide the Observer with all written materials and other information given to members of the Board or the Bank Board at the same time such materials and information are given to such members (provided, however, that the Observer shall not be provided any confidential supervisory information or any materials relating to any transaction with Castle Creek or its Affiliates) and shall permit the Observer to attend as an observer at all meetings thereof provided that the Board or the Bank Board, as applicable, reserves the right and authority to exclude the Observer from attending or observing any portion of any meeting of the Board or the Bank Board, as applicable, or from receiving any copies of written materials (or portions thereof) distributed to the Board or the Bank Board, as applicable, or at or in connection with any meeting in the event that Middlefield, on the advice of legal counsel, determines that the presence of the Observer or the disclosure of written materials to the Observer is likely to compromise the attorney-client privilege; provided, however, that Middlefield will use commercially reasonable efforts to provide to the Observer the information discussed at such portion of a meeting or included in such written materials in a manner that would not be reasonably likely to compromise the attorney-client privilege (including, if necessary, by entering into a common interest agreement with the Observer). In the event Middlefield or Middlefield Bank or any future bank subsidiary of Middlefield proposes to take any action by written consent in lieu of a meeting, Middlefield, Middlefield Bank or any such future bank subsidiary of Middlefield shall give written notice thereof to the Observer prior to the effective date of such consent describing the nature and substance of such action and including the proposed text of such written consents. If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further rights under this paragraph.

Middlefield acknowledges that the Board Representative may have certain rights to indemnification, advancement of expenses and/or insurance provided by Castle Creek and/or its respective Affiliates (collectively, the “Castle Creek Indemnitors”). Middlefield hereby agrees that, with respect to a claim by a Board Representative for indemnification arising out his or her service as a director of Middlefield, Middlefield Bank or any future bank subsidiary of Middlefield, (1) it is the indemnitor of first resort (i.e., its obligations to the Board Representative with respect to indemnification, advancement of expenses and/or insurance (which obligations shall be the same as, but in no event greater than, any such obligations to members of the Board or the Bank Board, as applicable) are primary and any obligation of the Castle Creek Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Board Representative are secondary), and (2) the Castle Creek Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Board Representative against Middlefield.

Middlefield shall deliver to Castle Creek a letter agreement in the form attached hereto as Exhibit A dated as of the Closing Date (the “VCOC Letter Agreement”).

Each of the parties hereto acknowledges that Castle Creek and its Affiliates and related investment funds may presently or in the future have, investments or other business or strategic relationships, ventures, agreements or other arrangements with enterprises other than Middlefield or any of Middlefield’s Subsidiaries, including enterprises that may have products or services that compete directly or indirectly with those of Middlefield and its Subsidiaries, and may trade in the securities of such enterprise (any such other investment or relationship, an “Other Business”). The parties expressly acknowledge and agree that: (a) Castle Creek and its Affiliates shall not be prohibited by virtue of Castle Creek’s investment in Middlefield from directly or indirectly, engage in any Other Business; and (b) in the event that Castle Creek or its Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Middlefield or any of its Subsidiaries, Castle Creek and its Affiliates shall not be obligated to communicate or present such corporate opportunity to Middlefield or any of its Subsidiaries, and, notwithstanding any provision of this Voting and Shareholder Agreement to the contrary, shall not be liable to Middlefield or any of its Subsidiaries or shareholders of Middlefield for breach of any duty (contractual or otherwise) by reason of the fact that Castle Creek, any Affiliate thereof, directly or indirectly, pursues or acquires such opportunity for itself, or does not present such opportunity to Middlefield.

All notices and other communications under this Voting and Shareholder Agreement must be in writing and will be deemed given if delivered personally, sent by email, mailed by registered or certified mail return receipt requested, or delivered by an express courier, to the other party at its address(es) contained on the signature page.

This Voting and Shareholder Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting and Shareholder Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Voting and Shareholder Agreement.

Middlefield and Castle Creek agree and acknowledge that Middlefield and Castle Creek may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of this Voting and Shareholder Agreement. Without limiting other remedies, each of Middlefield and Castle Creek is entitled to seek to enforce this Voting and Shareholder Agreement by specific performance or injunctive relief. This Voting and Shareholder Agreement and all claims arising hereunder or relating hereto are governed by and will be construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the State of Ohio principles of conflicts of law. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio in any action or proceeding arising out of or relating to this Voting and Shareholder Agreement.

If a term, provision, covenant, or restriction of this Voting and Shareholder Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Voting and Shareholder Agreement remain in full force and effect and are not affected, impaired, or invalidated so long as the effect on the economic or legal substance is not materially adverse to a party. If a term, provision, covenant, or restriction of this Voting and Shareholder Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the parties will negotiate in good faith to modify this Voting and Shareholder Agreement to effect the original intent of the parties as closely as possible.

This Voting and Shareholder Agreement may be executed and delivered (including by email) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed is deemed to be an original but all of which taken together constitute a single instrument.

Very truly yours,

Castle Creek Capital Partners VI, LP

/s/ Spencer Cohn
Spencer Cohn
Director

Address:	11682 El Camino Real, Suite 320
San Diego, CA 92130
Email:	scohn@castlecreek.com

Acknowledged and Agreed: Middlefield Banc Corp.

By:	/s/ James R. Heslop, II

Name:	James R. Heslop, II
President and Chief Executive Officer

Middlefield Banc Corp.15985 East High Street
Middlefield, Ohio 44062-0035
Email:	jheslop@middlefieldbank.bank

Dated:	May 26, 2022

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